UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to
Commission File Number 1-8777
Virco Mfg. Corporation 401(k) Plan
Virco Mfg. Corporation
2027 Harpers Way
Torrance, California 90501

INTRODUCTION
Virco Mfg. Corporation, a Delaware corporation, has established the 401(k) Plan (the "Plan"). The Plan includes cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.
REQUIRED INFORMATION

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. Financial statements and exhibits

(a)     Financial statements and supplemental schedule:
Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements in lieu of the requirements of Items 1 to 3 above.

(b)    Exhibit:
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Virco Mfg. Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Virco Mfg. Corporation 401(k) Plan (the "Plan") as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ KBF CPAs LLP

We have served as the Plan’s auditor since 2011.

Irvine, California
June 28, 2019

Virco Mfg. Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2018	2017
Assets
Investments, at fair value:
Common collective trusts	$922,163	$18,575,396
Mutual funds	21,350,817	5,410,517
Common stock	2,871,004	2,908,464
	25,143,984	26,894,377
Receivables:
Employer contribution receivable	18,783	—
Notes receivable from participants	1,069,998	979,978
	1,088,781	979,978

Total assets	26,232,765	27,874,355

Liabilities
Refund of excess contributions	14,323	37,221
Total liabilities	14,323	37,221

Net assets available for benefits	$26,218,442	$27,837,134

See accompanying notes to the financial statements.

Virco Mfg. Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018
Additions to net assets attributed to:
Contributions:
Participant contributions	$2,232,278
Rollover contributions	32,007
Employer contributions	739,219
Total contributions	3,003,504

Net investment income (loss):
Interest and dividends	705,193
Net depreciation in fair value of investments	(2,577,112)
Total net investment loss	(1,871,919)

Interest on notes receivable from participants	46,131

Other income	82,250

Deductions from net assets attributed to:
Benefits paid to participants	(2,755,419)
Administrative expenses	(123,239)

Net decrease	(1,618,692)

Net assets available for plan benefits:
Beginning of year	27,837,134
End of year	$26,218,442

See accompanying notes to the financial statements.

Virco Mfg. Corporation 401(k) Plan
Notes to the Financial Statements
December 31, 2018

1. Plan Description

The following description of the Virco Mfg. Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Virco Mfg. Corporation (the "Virco" or the "Company") established the Plan to comply with section 401(a) of the Internal Revenue Code (the “IRC”) as a profit sharing plan subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to enable employees to save for retirement and defer payment of income taxes on the amount invested and earnings thereon. A Plan committee comprised of at least two persons appointed by the Company's Board of Directors administers the Plan.

The trustee, Reliance Trust Company ("Reliance Trust"), invests the Plan's assets at the direction of the participants and makes distributions to participants.

Eligibility

Employees of the Company excluding leased employees, non-resident aliens, certain part-time or seasonal employees, or employees covered by a collective bargaining agreement not expressly providing inclusion in the Plan, are eligible to participate in the Plan if they have attained at least 18 years of age and have completed one month of eligible service.

Contributions

Eligible employees may defer 1% to 75% of eligible compensation on a pre-tax basis, limited to $18,500 in 2018 as prescribed by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.

The Company may, at its sole discretion, make a matching contribution as a percentage of annual elective deferrals made by participants who are employed on the last day of the Plan year. The Company may also make an employer contribution to the Plan at its sole discretion. Any contribution may be made in cash or in shares of Company common stock. The total amount of Company contributions cannot exceed the amount deductible by the Company for federal income tax purposes. Effective January 1, 2018, the Company initiated an employer match, in Company stock, equal to 50% of the first 5% of the amount deferred by the employee.

Participant Accounts

Participants can direct their account balances into a variety of investments offered by Reliance Trust, including shares of Virco Unitized Stock. The Virco Unitized Stock is a unitized investment which consists of Virco common stock and investment in a money market fund. Investment election changes may be made on a daily basis. Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, the Company's contributions, if any, and an allocation of the Plan's earnings (losses) and expenses. The benefit to which a participant is currently entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits

Upon reaching retirement age, termination of service or death, a participant or beneficiary may elect to receive a lump-sum amount equal to the participant's vested account balance. Additionally, participants still employed by the Company who have reached 59 ½ years of age may take an in-service distribution from their elective deferrals made to the Plan.  Company stock held in the participant's account may be distributed in stock unless the participant requests the distribution in cash in lieu of stock. Participants eligible for distributions may elect that their vested balance be rolled over into another eligible retirement plan. Account balances less than $1,000 can be distributed in a single lump-sum cash payment to the participant or beneficiary at the discretion of the Company.

Hardship Withdrawals

Upon certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, a portion of their vested account as a result of an immediate and heavy financial need. These conditions include unreimbursed medical expenses, the purchase of the participant's principal residence, the payment of post-secondary education tuition, the payment of burial or funeral costs of immediate family members, the payment of natural disaster clean-up on the participant's principal residence or to prevent eviction or foreclosure from the participant's principal residence. A participant's right to make deferrals to the Plan will be suspended for six months after the receipt of a hardship withdrawal.

Vesting

The participant is immediately 100% vested in the value of his or her contributions and earnings thereon. Additionally, a participant is automatically 100% vested in the value of all employer contributions on the participant's 65th birthday, death, or if the participant becomes permanently disabled while still employed by the Company. However, if employment terminates before the age of 65 for a reason other than death or disability, the participant's vesting in the value of any matching or other Company contributions will be based upon the participant's years of vesting service and in accordance with the following schedule:

Years of Service	Vested Interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

The amount to which the participant is not vested is subject to forfeiture in accordance with the provisions of the Plan. Forfeitures may be used to pay administrative expenses or to reduce matching contributions. At December 31, 2018 and 2017, forfeitures of approximately $10 and $2,600, respectively, were available to offset future employer contributions or Plan expenses.

Voting Rights

All shares of Company common stock allocated to participant accounts are voted by Reliance Trust in accordance with the participant's instructions. Allocated shares not voted by participants are voted pro rata by Reliance Trust based on votes actually cast by participants.

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $1,000 minimum and certain other restrictions. Loans are secured by the vested account balance of the participant. Loans are repayable through payroll deductions over periods ranging up to five years, unless the loan is used to acquire a principal residence, in which case the loan term may be extended to ten years. Participant loans, when initiated, bear interest at the prime rate plus 1% per annum. The interest rate on outstanding loans at December 31, 2018 ranged from 4.25% to 6.25% per annum, and loans mature through 2023.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net depreciation in fair value of investments consists of the net change in unrealized gains or losses during the year and the realized gain or loss on investments sold during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits

Benefits are recorded when paid.

Revenue Credits

During 2014, the Plan entered into an agreement with the trustee whereby the trustee shares certain revenue generated by the Plan in excess of their fees. These deposits are included in other income on the statement of changes in net assets available for benefits and are available to pay for Plan expenses or to be reallocated to participants. During 2018, revenue credits of approximately $82,000 were deposited into the Plan.

Administrative Expenses

Substantially all direct expenses of the Plan are paid by the Plan Sponsor. Certain indirect expenses are included in the transaction prices of the investments bought and sold and are not separately identified in the statement of changes in net assets available for benefits.

New Accounting Pronouncements

Accounting Standard Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies the disclosure requirements on fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements. This ASU will be effective for fiscal years beginning after December 15, 2019 with early adoption permitted. The majority of the disclosure changes are to be applied on a prospective basis. Management is currently evaluating the impact, if any, on the financial statements.

3. Investments

Plan assets are held by Reliance Trust at December 31, 2018 and 2017. Upon enrollment in the Plan, a participant may direct employee contributions among any or all of the investment options.

Participants may change investment choices any business day by transferring a percentage from one investment alternative to another effective as of the end of any business day. The investments in mutual funds and common collective trusts are valued at the closing net asset value ("NAV") per share as determined by the appropriate fund portfolio on a daily basis.

The MetLife Reliance Stable Value Fund (the “SVF”) is a common collective trust investing primarily in certain MetLife group annuity contracts offered by Metropolitan Life Insurance Company. The SVF is valued at fair value based on the NAV of the underlying investments. The NAV per unit is computed by dividing the total assets of the SVF, less its liabilities, by the total number of units outstanding at the time of such computation.

Certain events limit the ability of the Plan to transact at NAV (contract value) with the issuer. Such events include but may not be limited to the following: (1) the complete or partial termination of the Plan (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any of the events which could limit the Plan’s ability to transact at contract value with participants are probable of occurring.

4. Fair Value Measurements

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Money market funds: Valued at the NAV of the fund at year end. NAV is also the quoted market price as of the reporting date.

Common collective trusts: Investments in common collective trusts are valued at NAV, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. The common collective trusts have no unfunded commitments as of December 31, 2018, and can be redeemed daily with no redemption notice period or other redemption restrictions.

Mutual funds: Valued at the NAV of shares held by the Plan at year end. NAV represents the sum of the underlying investments and represents the price at which the funds are traded on active markets.

Common stock: Valued at the closing price reported in the active market.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2018 and 2017:

	Investment Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Virco Mfg. Corporation common stock	$2,787,350	$—	$—	$2,787,350
Cash and money market fund held by Virco Unitized Stock	83,654	—	—	83,654
Mutual funds	21,350,817	—	—	21,350,817
Common collective trusts	—	922,163	—	922,163
Total investment assets at fair value	$24,221,821	$922,163	$—	$25,143,984

	Investment Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Virco Mfg. Corporation common stock	$2,818,810	$—	$—	$2,818,810
Money market fund held by Virco Unitized Stock	89,654	—	—	89,654
Mutual funds	5,410,517	—	—	5,410,517
Common collective trusts	—	18,575,396	—	18,575,396
Total investment assets at fair value	$8,318,981	$18,575,396	$—	$26,894,377

The shares of Virco Unitized Stock are valued on a unitized basis and hold Virco Mfg. Corporation common stock and a money market fund. Unitization of the investment allows for daily trades and the value of a unit reflects the combined value of the Virco Mfg. Corporation common stock and the money market fund held in the fund. At December 31, 2018 and 2017, this investment held 648,565 shares and 556,633 shares of Virco Mfg. Corporation common stock, respectively.

5. Risks and Uncertainties

The Plan's assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign currency and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, and therefore participant account balances.

6. Related Party Transactions

Certain Plan investments are managed by Reliance Trust as of December 31, 2018 and 2017. Reliance Trust is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

Additionally, the Plan sponsor, Virco Mfg. Corporation, is a party-in-interest to the Plan; however, there were no transactions with the Plan Sponsor other than the funding of contributions to the Plan and payment of certain administrative expenses of the Plan, which are exempt transactions.

7. Income Tax Status

Effective May 1, 2014, the Plan was restated utilizing the Automatic Data Processing (“ADP”) Flexible Defined Contribution Prototype Plan and Trust Nonstandardized 401(k) Plan document. ADP received an opinion letter dated July 16, 2014, in which the Internal Revenue Service ("IRS") stated that as of that date the Plan document was designed in compliance with the applicable requirements of the IRC. The Plan has been amended since that date, however, the Plan Administrator believes the Plan continues to be operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, generally accepted accounting principles requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right to change or discontinue the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants will become fully vested in their accounts.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan's financial statements to amounts included in the Plan's Form 5500:

	December 31
	2018	2017
Net assets available for benefits per the Plan’s financial statements	$26,218,442	$27,837,134
Add refund of excess contribution payable at end of year	14,323	37,221
Less participants deemed distributed loans	(3,491)	(2,467)
Net assets available for benefits per the Plan’s Form 5500	$26,229,274	$27,871,888
The following is a reconciliation of changes in net assets available for benefits per the Plan’s financial statements to amounts included in the Plan’s Form 5500:

Year ended December, 31 2018
Changes in net assets available for benefits per the Plan’s financial statements	$(1,618,692)
Add refund of excess contribution payable at end of year	14,323
Less refund of excess contribution payable at beginning of year	(37,221)
Change in participants deemed distributed loans at end of year	(1,024)
Change in net assets available for benefits per the Plan’s Form 5500	$(1,642,614)

Virco Mfg. Corporation 401(k) Plan

EIN: 95-1613718 Plan Number: 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2018

Name of Issuer	Description of Investment	Number of Units	Current Value
Metlife Reliance Stable Stable Value Fund Class 10	Common collective trust	7,948	$922,163
TIAA-CREF Lifecycle Index 2055 Institutional	Mutual fund	8,658	125,194
TIAA-CREF Lifecycle Index 2010 Institutional	Mutual fund	2	22
TIAA-CREF Lifecycle Index 2025 Institutional	Mutual fund	314,235	5,103,171
TIAA-CREF Lifecycle Index 2020 Institutional	Mutual fund	173,831	2,746,193
TIAA-CREF Lifecycle Index 2035 Institutional	Mutual fund	93,140	1,640,187
TIAA-CREF Lifecycle Index 2040 Institutional	Mutual fund	57,891	1,044,355
TIAA-CREF Lifecycle Index 2030 Institutional	Mutual fund	180,279	3,055,731
TIAA-CREF Lifecycle Index 2045 Institutional	Mutual fund	37,438	675,013
TIAA-CREF Lifecycle Index 2015 Institutional	Mutual fund	2	22
TIAA-CREF Lifecycle Index 2050 Institutional	Mutual fund	9,055	163,804
TIAA-CREF Lifecycle Index 2060 Institutional	Mutual fund	102	1,138
TIAA-CREF Lifecycle Index Retirement Income Fund	Mutual fund	126,562	1,706,051
Western Asset Income Fund	Mutual fund	9,912	58,380
Vanguard Small Cap Index Fund	Mutual fund	10,404	657,838
Fidelity 500 Index Fund	Mutual fund	5,771	502,682
Columbia Global Tech Growth Fund	Mutual fund	8,141	241,874
Hartford Core Equity Fund	Mutual fund	12,470	338,929
Dreyfus International Equity Fund	Mutual fund	3,229	108,112
Dreyfus Small/Mid Cap Growth	Mutual fund	20,932	376,991
Oppenheimer International Growth Fund	Mutual fund	3,491	121,108
Vanguard Mid Cap Index Fund	Mutual fund	6,124	1,047,407
Hartford Small Cap Growth Fund	Mutual fund	4,293	178,742
Prudential Total Return Bond Fund	Mutual fund	7,925	110,236
Columbia Global Opportunities Fund Advisor	Mutual fund	7,514	96,174
Virtus Ceredex Large Cap Value Equity Fund	Mutual fund	15,862	180,669
Victory Established Value Fund	Mutual fund	3,966	131,121
Victory Syamore Small Company Opportunity Fund	Mutual fund	4,651	176,011
American Fund EuroPacific Growth Fund	Mutual fund	5,302	238,309
American Fund American Balanced Fund	Mutual fund	13,377	333,481
American Funds New World Fund	Mutual fund	3,340	191,872

* Virco Mfg. Corporation (1)	Common stock	602,297	2,871,004
* Participant Loans **		—	1,069,998
			$26,213,982
* Party-in-interest
** The participant loans bear interest at the prime rate as of the beginning of the quarter in which the loan was originated plus 1% and are collateralized by the participants’ vested account balance. The interest rate on outstanding loans at December 31, 2018 ranged from 4.25% to 6.25% and loans mature through 2023.

(1)
Virco Unitized Stock is a unitized investment which consists of Virco common stock and investments in a money market fund. At December 31, 2018, this investment held 648,565 shares of Virco common stock with a market value of approximately $2.8 million and short-term investment fund of approximately $84,000.

Note: Cost information is not required for participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, Virco Mfg. Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2018, to be signed on its behalf by the undersigned hereunto duly authorized.

Virco Mfg. Corporation 401(k) Plan
Date: June 28, 2019	By:	/s/ Robert E. Dose
Robert E. Dose
Vice President - Finance